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Women-ownedMinority-owned
Iki Marketplace

Toy / Game Store

Kansas City, MO 64116
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
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THE PITCH
Iki Marketplace is seeking investment to open a a one-of-a-kind kids clothing and gift store in downtown Kansas City.
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HELLO!

Welcome to Iki Marketplace, a one-of-a-kind kids' clothing and gift store that is committed to helping families and the community. Our store offers a wide range of high-quality clothing and gifts for children of all ages. We also host free events for families throughout the year, such as story time, craft workshops, and seasonal celebrations.

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OUR MISSION

Our purpose is to serve as a hub for families who prioritize sustainability and ethical production practices in their purchasing decisions. We believe that by offering eco-friendly options and supporting small-scale, responsible producers, we can create a positive impact in our community and beyond. Overall, our goal is to be more than just a store - we want to be a part of our community's journey toward a more sustainable, equitable, and joyful future for all families.

Sustainability: We believe in reducing our impact on the environment and promoting sustainable practices in our operations and product selection. We plan to execute on this value by sourcing eco-friendly and ethically produced products, reducing waste through responsible packaging and recycling, and promoting awareness of sustainability issues to our customers.
Creativity: We value creativity and encourage children to explore their imagination and express themselves through our products. We plan to execute on this value by offering unique and innovative products that inspire creativity and play, and by creating a welcoming environment that encourages children to explore and experiment.
Community: We believe in building a strong and supportive community that fosters connection and collaboration among families. We plan to execute on this value by hosting events and workshops that bring families together, partnering with local organizations and businesses to support community initiatives, and creating a welcoming and inclusive space where all families feel valued and appreciated.
Quality: We value high-quality products that are safe, durable, and thoughtfully designed. We plan to execute on this value by carefully selecting our products and working with reputable suppliers who share our commitment to quality and safety, and by providing exceptional customer service and support to ensure our customers are satisfied with their purchases.
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MARKET OPPORTUNITY

The children's clothing and gift market is a $150 billion industry that is growing every year. Families are looking for unique and high-quality items that they can't find at big box stores. Iki Marketplace fills this need by offering a curated selection of clothing and gifts that parents and children love.

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COMPETITIVE ADVANTAGE

Iki Marketplace stands out from other kids' clothing and gift stores in several ways:

Our products are carefully selected for quality, style, and uniqueness.
We offer a range of items for children of all ages, from newborns to tweens.
Our free events provide a fun and engaging experience for families.
By offering a personalized shopping experience and fostering a sense of community, we build long-term relationships with our customers.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Inventory $18,650

Operations $15,325

Space Build-out $12,650

Mainvest Compensation $3,375

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$290,464	$307,892	$320,208	$331,415	$343,014
Cost of Goods Sold	$144,058	$152,701	$158,809	$164,367	$170,119
Gross Profit	$146,406	$155,191	$161,399	$167,048	$172,895

EXPENSES

Rent	$36,000	$36,900	$37,822	$38,767	$39,736
Utilities	$3,000	$3,075	$3,151	$3,229	$3,309
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$400	$410	$420	$430	$440
Legal & Professional Fees	$1,000	$1,000	$1,000	$1,000	$1,000
Operating Profit	$106,006	$113,806	$119,006	$123,622	$128,410

This information is provided by Iki Marketplace. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2023 Balance Sheet

IKI MARKETPLACE Business Plan.docx

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends July 28th, 2023

Summary of Terms

Legal Business Name Iki Marketplace

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2%-5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date September 30th, 2030

Financial Condition

No operating history

Iki Marketplace was established in April 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Iki Marketplace's fundraising. However, Iki Marketplace may require additional funds from alternate sources at a later date.

Financial liquidity

Iki Marketplace has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Iki Marketplace expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Iki Marketplace to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Iki Marketplace operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Iki Marketplace competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Iki Marketplace's core business or the inability to compete successfully against the with other competitors could negatively affect Iki Marketplace's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Iki Marketplace's management or vote on and/or influence any managerial decisions regarding Iki Marketplace. Furthermore, if the founders or other key personnel of Iki Marketplace were to leave Iki Marketplace or become unable to work, Iki Marketplace (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Iki Marketplace and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Iki Marketplace is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Iki Marketplace might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Iki Marketplace is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Iki Marketplace

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Iki Marketplace's financial performance or ability to continue to operate. In the event Iki Marketplace ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Iki Marketplace nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Iki Marketplace will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Iki Marketplace is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Iki Marketplace will carry some insurance, Iki Marketplace may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Iki Marketplace could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Iki Marketplace's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Iki Marketplace's management will coincide: you both want Iki Marketplace to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Iki Marketplace to act conservative to make sure they are best equipped to repay the Note obligations, while Iki Marketplace might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Iki Marketplace needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Iki Marketplace or management), which is responsible for monitoring Iki Marketplace's compliance with the law. Iki Marketplace will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Iki Marketplace is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Iki Marketplace fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Iki Marketplace, and the revenue of Iki Marketplace can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Iki Marketplace to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Iki Marketplace is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Iki Marketplace is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Iki Marketplace is a newly established entity and has no history for prospective investors to consider.

This information is provided by Iki Marketplace. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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